UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________________________________________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission File Number: 001-34638

SPROTT PHYSICAL GOLD TRUST
(Translation of registrant’s name into English)

Royal Bank Plaza, South Tower,
200 Bay Street, Suite 2600,
Toronto, Ontario,
Canada M5J 2J1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a notice (the “Notice”) announcing that the Bullion Redemption Notice for the Sprott Physical Gold Trust (the “Trust”) has been replaced, effective immediately,  with the form of Bullion Redemption Notice attached to the Notice (the “New Bullion Redemption Form”).  Effective immediately, all redemption requests must be made using the New Bullion Redemption Form.

Exhibit 99.1 is hereby incorporated by reference into the Trust’s registration statement on Form F-10 (File No. 333-225771), filed with the Securities and Exchange Commission on June 20, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPROTT PHYSICAL GOLD TRUST
(Registrant)
By Sprott Asset Management GP Inc.,
as general partner of
the manager of the Registrant

	By:	/s/ Kevin Hibbert
Kevin Hibbert
Director

Dated: May 9, 2019

Exhibit 99.1

May 8, 2019

Sprott Physical Gold Trust
Royal Bank Plaza, South Tower
200 Bay Street
Suite 2700, P.O. Box 27
Toronto, Ontario
M5J 2J1

and

RBC Investor Services Trust
155 Wellington Street West, 2nd Floor
RBC Centre
Toronto, Ontario
M5V 3L3

Dear Sirs/Mesdames:

Reference is made to Sprott Physical Gold Trust’s amended and restated trust agreement dated February 27, 2015, as between the Manager and RBC Investor Services Trust (the “Trust Agreement”). Capitalized terms used herein have the meanings given to the in the Trust Agreement.

As contemplated in the definition of “Gold Redemption Notice” at section 1.1(ii) of the Trust Agreement, the Manager may from time to time in its sole discretion determine the form of a Gold Redemption Notice.

Please be advised that the Manager has determined that effective immediately the form of notice attached hereto as Exhibit I shall be the form of Gold Redemption Notice required in connection with a redemption for physical gold as contemplated in the Trust Agreement, and such form replaces the existing form at Schedule “E” to the Trust Agreement.

Effective immediately, the Manager will no longer accept a Gold Redemption Notice that is not in the form attached hereto as Exhibit I.

If you have any questions regarding the foregoing, please contact the Manager at 1-855-943-8099 or by email at: invest@sprott.com.

SPROTT ASSET MANAGEMENT LP, by its general partner SPROTT ASSET MANAGEMENT GP INC., in its capacity as manager of Sprott Physical Gold Trust
By:	Signed “John Ciampaglia”
Name: John Ciampaglia
Title: CEO

Exhibit I
(see attached)

FORM OF GOLD REDEMPTION NOTICE

DATE:

TO:	TSX Trust Company (the “Transfer Agent”), as the registrar and transfer agent of Sprott Physical Gold Trust (the “Trust”)

	Ticker Symbol:	CUSIP number

Attention:

Fax No:

AND TO:	Sprott Asset Management LP (the “Manager”), as the manager of the Trust

RE:	Gold Redemption Notice under Section 6.1 of the Trust Agreement of the Trust

The undersigned (the “Unitholder”), the holder of __________________ units of the Trust (the “Units”) designated above by its Toronto Stock Exchange or New York Stock Exchange Arca ticker symbol and CUSIP number, requests the redemption for physical gold bullion of the aforementioned Units in accordance with, and subject to the terms and conditions set forth in, an amended and restated trust agreement of the Trust dated as of February 27, 2015, as the same may be further amended, restated or supplemented from time to time, and directs the Transfer Agent to cancel such Units on __________________. The Unitholder represents and warrants that it is not (i) an undertaking for collective investment in transferable securities (UCITS) or (ii) prohibited by its investment policies, guidelines or restrictions from receiving physical gold bullion. All physical gold bullion shall be delivered to the following address by armoured transportation service carrier, which the undersigned hereby authorizes the Manager or its agent to retain on the undersigned’s behalf.

Delivery Instructions:	Please see attached for detailed delivery instructions.

Signature of Unitholder	Signature Guarantee

Print Name

Print Address

NOTE:
The name and address of the Unitholder set forth in this Gold Redemption Notice must correspond with the name and address as recorded on the register of the Trust maintained by the Transfer Agent. The signature of the person executing this Gold Redemption Notice must be guaranteed by a Canadian chartered bank, or by a medallion signature guarantee from a member of a recognized Signature Medallion Guarantee Program.

Sprott Physical Gold Trust
Physical Redemption Request form

Delivery Instructions for Gold:
Delivery Instructions for Bullion Broker acting as the buyer for the Gold
Broker Name
Contact Person

Delivery Instructions for transportation outside the RCM
Armoured Transportation Carrier
Contact of the Carrier
Address to be delivered

Delivery Instructions for accounts with the Royal Canadian Mint
Account Number
Contact at the RCM

NOTE: ADDRESS MUST BE A COMMERCIAL ADDRESS (PLACE OF BUSINESS OR A BANK). CARRIER WILL NOT DELIVER TO A RESIDENTIAL ADDRESS. Please contact Carrier directly to confirm delivery address.
Any changes or amendments to the delivery instructions completed in this form will constitute a cancelation of the redemption, and the redemption will deemed to be processed for the following month. This form must contain delivery instructions that are acceptable to the armored service transportation carrier. The Manager will provide the delivery date of the metal once it is available and confirmed by the RCM. It is the responsibility of the redeeming unitholder to make arrangements to pick up of the bullion within 5 Business Days of the date it is made available to the unitholder, and failure to do so may constitute a cancellation of your redemption.

Signature of the Carrier or Bullion Broker representing the redeeming unitholder, as marked on the redemption notice

Signature

Name

Date